12010595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 33185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citi International financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SANTA MARINA I BLDG 400 SUITE 200 STREET C
(No. and Street)

GUAYNABO | PUERTO RICO | 00968
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARMANDO SILVA, CEO AND PRESIDENT | [illegible]
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

AMERICAN INT. PLAZA 250 MUNOZ RIVERA AVE., 11TH FLOOR, | SAN JUAN | PR | [illegible]
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARMANDO SILVA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITI INTERNATIONAL FINANCIAL SERVICES LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

YVONNE ROSA RIVERA
ABOGADA-NOTARIO

Signature

CEO AND PRESIDENT

Title

Aff. # 1811

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Citi International Financial Services, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Citi International Financial Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

License No. 21
Expires December 1, 2013

February 28, 2012


E19740
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
$5.00

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033185 FINRA DEC
CITI INTERNATIONAL FINANCIAL SERVICES LLC 12*12
ATTN: MIGUEL RIVERA
PO BOX 70263
SAN JUAN PR 00936-8263

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)		$ 202,424
B.	Less payment made with SIPC-6 filed (exclude interest) 07/29/11 Date Paid		(104,834)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		97,590
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 97,590
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 97,590	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Citi International Financial Services LLC
(Name of Corporation, Partnership or other organization)

Miguel Rivera [signature]
(Authorized Signature)

Chief Financial Officer 787-766-3649
(Title)

Dated the 28 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 11
and ending 12/31, 20 11
Eliminate cents

Item No.	
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 82,037,078
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	
(2) Revenues from commodity transactions.	
(3) Commissions floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,067,282
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,067,282
2d. SIPC Net Operating Revenues	$ 80,969,796
2e. General Assessment @ .0025	$ 202,424

(to page 1, line 2.A.)

KPMG

CITI INTERNATIONAL FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Controls Thereon)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2011 and 2010

Table of Contents

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member
Citi International Financial Services, LLC:

We have audited the accompanying statements of financial condition of Citi International Financial Services, LLC (the Company) (a wholly owned subsidiary of Citigroup Participation Luxembourg Limited) as of December 31, 2011 and 2010, and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citi International Financial Services, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The Company is an operating unit of Citigroup, Inc. and, consequently, in the normal course of business, will make transactions and maintain balances with its parent company, affiliated companies, and other units of Citigroup, Inc. Significant transactions with related parties have been disclosed in note 4 to the accompanying financial statements.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 28, 2012

Stamp No. 19708 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Financial Condition

December 31, 2011 and 2010

Assets		**2011**	**2010**
Cash (note 4)	$	952,738	1,941,449
Securities owned, at fair value (note 2)		12,003,168	12,002,529
Deposits at interest (note 4)		5,600,000	17,600,000
Receivables from broker-dealers and others		8,701,185	8,518,497
Property and equipment, net (note 5)		2,922,447	3,409,011
Intangible asset		229,793	459,605
Other assets		370,741	494,394
	$	30,780,072	44,425,485
Liabilities and Member's Equity			
Liabilities:			
Due to affiliates (note 4)	$	3,148,444	1,163,656
Accrued expenses and other liabilities		5,738,763	5,752,038
Total liabilities		8,887,207	6,915,694
Member's equity		21,892,865	37,509,791
Commitments and contingencies (notes 9 and 10)			
	$	30,780,072	44,425,485

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Income

Years ended December 31, 2011 and 2010

		2011	2010
Revenue:			
Commissions	$	81,997,517	71,953,527
Interest income (note 4)		39,559	38,308
Other income		154	308
Unrealized investment gain (loss)		(151)	57
Total revenue		82,037,079	71,992,200
Expenses:			
Management and processing fees (note 4)		40,626,876	27,358,524
Employee compensation and benefits (note 6)		10,669,397	10,523,950
Execution and clearing fees		1,067,282	3,300,142
Communications		561,143	668,143
Administrative support services from affiliate (note 4)		(11,442)	1,907,316
Other operating expenses		13,822,095	11,957,085
Total expenses		66,735,351	55,715,160
Net income before income taxes		15,301,728	16,277,040
Income tax expense (note 7)		956,933	760,005
Net income	$	14,344,795	15,517,035

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Changes in Member's Equity

Years ended December 31, 2011 and 2010

Member's equity, December 31, 2009	$	21,954,866
Net income		15,517,035
Adjustment for compensation in shares of Citigroup		37,890
Member's equity, December 31, 2010		37,509,791
Net income		14,344,795
Distribution to sole member		(30,000,000)
Adjustment for compensation in shares of Citigroup		38,279
Member's equity, December 31, 2011	$	21,892,865

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Cash Flows

Years ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net income	$	14,344,795	15,517,035
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		499,009	528,249
Amortization of intangible asset		229,812	229,812
Loss on disposal of property and equipment		—	889
Compensation in shares of Citigroup		38,279	37,890
Decrease (increase) in assets:			
Securities owned		(639)	721
Receivables from broker-dealers and others		(182,688)	(144,723)
Other assets		123,653	(27,535)
Increase (decrease) in liabilities:			
Due to affiliates		1,984,788	(64,252)
Accrued expenses and other liabilities		(13,275)	2,099,291
Net cash provided by operating activities		17,023,734	18,177,377
Cash flows from investing activities:			
Decrease (increase) in deposits at interest		12,000,000	(17,000,000)
Capital expenditures on property and equipment		(12,445)	(117,099)
Net cash provided by (used in) investing activities		11,987,555	(17,117,099)
Cash flows used in financing activities – distribution to sole member		(30,000,000)	—
Net (decrease) increase in cash		(988,711)	1,060,278
Cash, beginning of year		1,941,449	881,171
Cash, end of year	$	952,738	1,941,449
Supplemental cash flow information:			
Income taxes paid	$	959,579	686,972

See accompanying notes to financial statements.

(1) Nature of Operations and Significant Accounting Policies

(a) Nature of Operations

Citi International Financial Services, LLC (the Company), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, was initially established as a corporation in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Company obtained a license to operate as a broker-dealer duly registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the Commissioner). In July 1990, the Company received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Company introduced retail brokerage services in various Latin American countries. During 2003, the Company ceased its institutional brokerage operations to customers in Puerto Rico. During 2008, the Company converted into a limited liability company. As a result of the conversion, Citigroup Participation Luxembourg Limited was declared the Company's sole member.

The Company is a registered broker-dealer and a member firm of the Financial Industry Regulatory Authority (FINRA). As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

On February 4, 1999, the Company obtained from the Commissioner a license to operate an International Banking Entity. The International Division is managed as a unit of the Company and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989. However, on March 9, 2009, the bill for the Special Act Declaring State of Fiscal Emergency and Establishing an integrated Fiscal Stabilizing Plan to Save the Credit of Puerto Rico (the Plan) was signed into law as Act No. 7 of March 9, 2009. Act No. 7 includes a temporary measure imposing a special tax of 5% to international banking entities effective for tax years commencing after December 31, 2008 and ending before January 1, 2012 (notes 3 and 7).

The Company's sole member shall not be personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or the management of its business or affairs shall not be grounds for imposing personal liability on the Company's sole member.

In addition, the Company entered into a fully disclosed clearing agreement (the Agreement) with Pershing LLC. Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

The Company's operations during the years ended December 31, 2011 and 2010 consisted mainly of securities brokerage transactions through the International Division and the sale of annuities to customers outside Puerto Rico, as authorized by the Commissioner of Insurance of Puerto Rico.

(b) Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; the valuation of fixed assets, investments, and intangible assets; and reserves for contingencies.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, except those purchased for its trading account which are recorded within securities owned.

Securities Owned

Securities owned are recorded at fair value with the related unrealized gain or loss recognized in the statements of operations as net unrealized investment gain (loss). Securities transactions are recorded on a trade-date basis.

Customer securities transactions and related commission income and expenses are recorded on a trade-date basis.

Deposits at interest

Deposits at interest consist of a short-term interest-bearing placement with a Citibank affiliate and time deposits deemed restricted as required by laws and regulations for which the Company's operations are subject to.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the asset.

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value

(Continued)

of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

Intangible Asset

Intangible asset includes a clearing organization referral agreement the Company acquired as a result of a definite agreement between Citigroup, the Company's ultimate parent company, and Quiñenco, S.A., Banco de Chile holding company, entered to establish a strategic partnership that combines Citigroup operations in Chile with Banco de Chile's local banking franchise. The Company acquired the intangible asset, with an estimated useful life of five years, from its ultimate parent company and the fair value of the acquired intangible asset amounted to $2,081,000 at January 3, 2008, date of the acquisition. During December 2008, the Company recognized an impairment loss of approximately $746,000 that was included in the other expenses caption of the statement of operations. During the years 2011 and 2010, the Company recorded an amortization expense of approximately $230,000 each year. Estimated amortization expense on the intangible asset for the next year is approximately $230,000.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There are no material deferred tax assets or liabilities as of December 31, 2011 and 2010. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as part of income tax expense. No interest and penalties were accrued at December 31, 2011 and 2010.

Fair Value Measurements

Fair value represents the amount that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements,

the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*, which provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, the reporting entity shall not be required to provide the disclosures required for any previous periods presented for comparative purposes. The Company adopted the provisions of the ASU in 2010, except for the requirements to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which were adopted in 2011. The adoption of ASU 2010-06 did not have a material effect on the Company's financial statements.

Fair Value Option

Under the Fair Value Option Subsections of FASB Accounting Standards Codification (ASC) Subtopic 825-10, *Financial Instruments – Overall*, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. The Company did not apply the provisions of ASC Subtopic 825-10 to any instruments during the years ended December 31, 2011 and 2010.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Pension and Other Postretirement Plans

The Company participates in the Citibank, N.A. (subsidiary of Citigroup) defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service, highest average compensation (as defined), and the primary social security benefit. The cost of this plan is being expensed as charged by Citibank, N.A.'s head office.

The Company also participates in a healthcare benefit plan sponsored by Citibank, N.A. for substantially all retirees and employees (note 6). The cost of this plan is being expensed as charged by Citibank, N.A.'s head office.

The employees of the Company are also covered by a life insurance benefit plan offered by Citigroup. The net periodic postretirement life insurance benefit costs have not been allocated by Citigroup to the Company because the effect is deemed immaterial.

(2) Securities Owned

Securities owned consist of obligations of U.S. government amounting to $12,003,168 and $12,002,529 at December 31, 2011 and 2010, respectively.

The estimated fair value of all securities owned is determined based on Level 1 inputs using quoted market prices multiplied by the quantity held when quoted market prices are available. The Company did not have any transfers of assets between Levels 1, 2, and 3 of the fair value hierarchy during 2011 and 2010.

(3) International Division

The Company operates an international division that is managed as a unit of the Company. As described in note 1, the Company's operations during the years ended December 31, 2011 and 2010 consisted of securities brokerage transactions and sale of annuities through the International Division. Therefore, the financial position and results of operations of the Company are those of the International Division.

As required by the International Bank Center Act of 1989, the International Division maintains a $300,000 time deposit with a financial institution in Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. In addition, as required by the Insurance Code of Puerto Rico, the Company maintains a $300,000 time deposit with the Commissioner of Insurance of Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. These restricted funds are included as part of deposits at interest in the accompanying statements of financial condition.

(Continued)

(4) Related-Party Transactions

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branches (the Puerto Rico Branches).

The Company maintained a short-term placement at interest with a Citibank affiliate amounting to $5,000,000 and $17,000,000 as of December 31, 2011 and 2010, respectively. Interest income on deposits amounted to approximately $28,000 and $16,000 for the years ended December 31, 2011 and 2010, respectively.

The Company engages in retail brokerage services in various countries in Latin America. As a result, the Company has entered into service agreements with the branches of Citibank, N.A. and other affiliates in these countries, whereby these related entities perform certain services and incur certain expenses on behalf of the Company. These related entities in Latin America charged the Company estimated costs and related management fees amounting to approximately $39,653,000 and $26,445,000, respectively, for the years ended December 31, 2011 and 2010 (including management fees, which amounted to approximately $3,605,000 and $2,404,000, respectively).

The Company maintains a service contract with the Puerto Rico Branches, whereby the Puerto Rico Branches perform certain services and incur certain expenses on behalf of the Company. The Puerto Rico Branches charged the Company estimated costs and related management fees amounting to approximately $860,000 and $716,000 for the years ended December 31, 2011 and 2010, respectively.

Head office charges from Citigroup, Inc. for administrative support services amounted to approximately $553,000 and $1,305,000 for the years ended December 31, 2011 and 2010, respectively. These charges are recorded based on estimates provided by Head Office on a monthly basis and are subsequently adjusted during the following fiscal year based on actual results. Adjustments resulting from differences between the estimated and the actual charges amounted to approximately $(564,000) and $602,000 during the years ended December 31, 2011 and 2010, respectively.

(Continued)

(5) Property and Equipment

Property and equipment at December 31, 2011 and 2010 consist of the following:

	Estimated useful lives (in years)		2011	2010
Leasehold improvements	10	$	2,901,767	2,901,767
Computer equipment and software	3 – 10		476,515	527,971
Furniture, fixtures, and equipment	3 – 10		1,383,826	1,407,788
Total			4,762,108	4,837,526
Less accumulated depreciation and amortization			1,839,661	1,428,515
Total		$	2,922,447	3,409,011

(6) Pension and Other Postretirement Benefits

Effective January 2007, the Company started to participate in the Citibank, N.A.'s noncontributory defined benefit pension plan, a plan covering substantially all of their employees. Pension plan retirement benefits are based on years of credited service, the highest average compensation (as defined), and the primary social security benefit. Citibank, N.A.'s funding strategy has been to maintain plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. It is not practicable to determine the components of pension cost, funded status, and other plan data for the participants in the plan.

The Company also participates in the Citibank, N.A. postretirement healthcare benefits plan that provides postretirement medical benefits to all eligible retired employees. Retirees' share in the cost of their healthcare benefits through copayments, service-related contributions, and salary-related deductibles.

Allocation for these plans is included as part of the allocated expenses described in note 4.

(7) Income Tax

Income tax expense recognized by the Company amounted to $956,933 and $760,005 for the years ended December 31, 2011 and 2010, respectively. Expected tax expense at the special tax rate of 5% differs from the actual tax amounts mainly as a result of provision to tax return adjustments.

The Company was converted from a regular corporation into an LLC in 2008. In general, LLCs were taxed as a regular corporation under the Puerto Rico Internal Revenue Code of 1994, as amended. However, under the 2011 Code for a New Puerto Rico ("New Code"), existing LLCs prior to January 1st, 2011, could be treated as a corporation or as a partnership. The tax treatment the Company will receive depends on how it is treated in a country other than Puerto Rico, including, the jurisdiction of organization of its parent. However, the Puerto Rico Treasury Department has provided for an election to be made with the

2011 Puerto Rico income tax return, to treat any existing LLC as a corporation regardless of the tax treatment received in any other jurisdiction. This election is available only for 2011. Thus, it is management's intention to make the aforementioned election to treat the Company as a corporation if that is necessary considering how the entity is treated in any jurisdiction other than Puerto Rico.

(8) Fair Value of Financial Instruments

At December 31, 2011 and 2010, substantially all of the Company's financial assets and liabilities were carried at fair value or at amounts that approximate fair value. Assets and liabilities recorded at fair value include cash, deposits at interest, receivables from broker-dealers and others, due to affiliates, and accrued expenses and other liabilities. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statements of financial condition as these are reasonable estimates of fair value given the short-term nature of the instruments.

(9) Lease Commitments

The Company leases its office facility under an operating lease agreement. The lease contains a renewal option and an escalation clause. Total rent expense under such lease amounted to approximately $330,000 and $372,000 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011, the future minimum lease payments under this operating lease are as follows:

Year ending December 31:		
2012	$	335,592
2013		342,298
2014		349,158
2015		356,080
2016		363,311
2017 and thereafter		684,534
Total	$	2,430,973

(10) Contingencies

FINRA issued a Wells Notice in September 2010 relating to fixed income transactions executed by the Company. The Company filed a Wells Submission in response to FINRA's Wells Notice and argued that the mark-ups identified in the Wells Notice were not excessive, principally on the basis that the Company conducts a service-intensive, value-added business for an affluent and exclusively non-U.S. resident clientele that justifies higher levels of mark-ups.

As a proactive measure, an internal review was conducted covering the years 2008, 2009, and 2010. In addition, corrective action measures have been implemented with regards to fixed income pricing grid, revisions to the mark-up policies, controls over procedures, and the provision of additional training regarding the mark-up policies and procedures.

The Company's counsel met with FINRA in December 2010 to explain the Company's mark-up policy and discuss the results of the internal review, a restitution plan if applicable, and the corrective action measures implemented. After consulting with internal and external legal counsel, management has recorded a reserve of $2,000,000 as of December 31, 2011 and 2010 related to these matters, and concluded that based on the analysis there was no material impact to the previous year financial statements.

On February 8, 2012, the Company submitted an executed Letter of Acceptance, Waiver and Consent (the "AWC") to FINRA proposing a settlement of alleged violations of FINRA Rules. The AWC is pending acceptance by the National Adjudicatory Council (the "NAC"), which is expected to occur in the very near future. Acceptance of the AWC will resolve the alleged rule violations identified by FINRA during the time period indicated above, without any admission or denial of the alleged violations by the Company.

Although management has recorded a $2,000,000 reserve, if the AWC is accepted by the NAC, it is expected that the regulatory liability of the Company associated with these matters will not be more than the reserve amount.

The Company is defendant in other legal proceeding. After consulting with legal counsels, it is the best judgment of management that the financial position of the Company will not be materially affected by the final outcome of this legal proceeding.

(11) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $7,508,558, which was $6,916,077 in excess of its required net capital of $592,481. The Company's net capital ratio at December 31, 2011 was 1.18 to 1. At December 31, 2010, the Company had net capital of $11,130,348, which was $10,669,302 in excess of its required net capital of $461,046. The Company's net capital ratio at December 31, 2010 was 0.62 to 1.

(12) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 28, 2012, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

December 31, 2011

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER Citi International Financial Services, LLC as of December 31, 2011

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 21,892,865	3480
2.	Deduct: Ownership equity not allowable for net capital			0	3490
3.	Total ownership equity qualified for net capital			21,892,865	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
	B. Other (deductions) or allowable credits (List)			0	3525
5.	Total capital and subordinated liabilities			$ 21,892,865	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 9,384,124	3540		
	B. Secured demand note deficiency	0	3590		
	C. Commodity futures contracts and spot commodities proprietary charges	0	3600		
	D. Other deductions and/or charges	183	3610	(9,384,307)	3620
7.	Other additions and/or allowable credits (List)			0	3630
8.	Net capital before haircuts on securities positions			$ 12,508,558	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	0	3660		
	B. Subordinated securities borrowings	0	3670		
	C. Trading and investment securities:				
	1. Exempted securities	0	3735		
	2. Debt securities	0	3733		
	3. Options	0	3730		
	4. Other securities	5,000,000	3734		
	D. Undue concentration	0	3650		
	E. Other (List)	0	3736	(5,000,000)	3740
10.	Net capital			$ 7,508,558	3750

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2011 as filed on Form X-17A-5 Part IIA by Citi International Financial Services, LLC.

(Continued)

Schedule I

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

December 31, 2011

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER Citi International Financial Services, LLC as of December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$	592,481	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$	592,481	3760
14.	Excess net capital (line 10 less 13)			$	6,916,077	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12			$	6,619,837	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	8,887,210	3790
17.	Add:					
	A. Drafts for immediate credit	$ 0	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810			
	C. Other unrecorded amounts (List)	$ 0	3820	$	0	3830
19.	Total aggregate indebtedness			$	8,887,210	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			%	118.36%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	N/A	3860

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2011 as filed on Form X-17A-5 Part IIA by Citi International Financial Services, LLC.

See accompanying independent registered public accounting firm's report.

Schedule II

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2011

The Company has entered into a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 at December 31, 2011.

See accompanying report of independent registered public accounting firm.

Schedule III

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2011

There were no liabilities subordinated to claims of general creditors at December 31, 2011.

See accompanying report of independent registered public accounting firm.

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Citi International Financial Services, LLC:

In planning and performing our audit of the financial statements of Citi International Financial Services, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

Stamp No. 19707 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.